Pricing Supplement No. 6
Dated April 3, 2003
(to Prospectus dated November 28, 2001
and Prospectus Supplement
dated December 5, 2001)

Merck & Co., Inc.
Medium-Term Notes, Series E
Floating Rate Notes

Underwriters and Principal Amounts:	Salomon Smith Barney Inc. Morgan Stanley & Co. Incorporated TOTAL	$10,000,000 $15,000,000 $25,000,000
Trade Date:	April 3, 2003
Settlement Date (Original Issue Date):	April 10, 2003
Stated Maturity:	February 18, 2043
Interest Rate Basis:	3-month LIBOR
Spread:	Minus 45 basis points
Initial Interest Rate:	3-month LIBOR, determined as if the original issue date were an interest reset date, minus the spread
Interest Reset Dates:	Quarterly, on the 18th day of each February, May, August and November, commencing May 18, 2003
Interest Payment Dates:	February 18, May 18, August 18 and November 18 of each year, commencing May 18, 2003
Issue Price:	100.00% of the principal amount
Underwriter’s Discount:	1.00% of the principal amount
Net Proceeds to Merck:	99.00% of the principal amount
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	58933NAX7

Optional Repayment Dates:	The notes will be repayable at the option of the holder on at least 30 days notice on the following optional repayment dates and at the following repayment prices:

Optional Repayment Date	Repayment Price

February 18, 2004	98.00%

February 18, 2005	98.00%

February 18, 2006	98.00%

February 18, 2007	98.00%

February 18, 2008	98.00%

February 18, 2009	99.00%

February 18, 2010	99.00%

February 18, 2011	99.00%

February 18, 2012	99.00%

February 18, 2013	99.00%

February 18, 2014 and on each third anniversary thereafter to maturity	100.00%

Optional Redemption:	The notes may be redeemed at any time, at the option of Merck, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices, if redeemed during the following 12-month periods:

Redemption Period	Redemption Price
February 18, 2033 through February 17, 2034	105.00%

February 18, 2034 through February 17, 2035	104.50%

February 18, 2035 through February 17, 2036	104.00%

February 18, 2036 through February 17, 2037	103.50%

February 18, 2037 through February 17, 2038	103.00%

February 18, 2038 through February 17, 2039	102.50%

February 18, 2039 through February 17, 2040	102.00%

February 18, 2040 through February 17, 2041	101.50%

February 18, 2041 through February 17, 2042	101.00%

February 18, 2042 through February 17, 2043	100.50%

Notes Used as Qualified Replacement Property:

Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic “operating corporation” that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). A corporation will be considered an “operating corporation” if at the time the securities are purchased or before the end of the replacement period, as defined in Section 1042 of the Code, more than 50 percent of its assets are used in the active conduct of a trade or business. For these purposes, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of Section 1042. Merck believes that it is an “operating corporation” and that less than 25 percent of its Affiliated Group’s gross receipts is passive investment income for the taxable year ending December 31, 2002. In making this determination, Merck has made certain assumptions and used procedures which it believes are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of the Affiliated Group’s finance and insurance companies is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service (the “IRS”) that explain the calculation and characterization of such income in circumstances similar to those of Merck’s Affiliated Group. Even if such categories of income were treated as passive investment income, Merck believes that the Affiliated Group’s passive investment income did not exceed more than 25 percent of the Affiliated Group’s gross receipts for the taxable year ending December 31, 2002. No assurance can be given as to whether Merck will continue to meet the Passive Income Test. It is, in addition, possible that the IRS may disagree with the manner in which Merck has calculated disagree with the manner in which Merck has calculated the Affiliated Group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Investors that treat the notes as “qualified replacement property” are subject to special rules regarding their basis and holding period in the notes. Investors should consult their own tax advisors about the operation of the rules relating to qualified replacement property in their particular circumstances.

SALOMON SMITH BARNEY MORGAN STANLEY